Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Albany Molecular Research, Inc.:

We consent to the use of our report dated March 18, 2013, relating to the consolidated balance sheets of Albany Molecular Research, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference in the Registration Statement on Form S-8 of Albany Molecular Research, Inc., which report appears in the December 31, 2012 annual report on Form 10-K of Albany Molecular Research, Inc.

/s/ KPMG LLP

Albany, New York

June 10, 2013